March 7, 2008 By EDGAR Submission U.S. Securities and Exchange Commission Division of Corporate Finance 100 F Street, NE Washington, DC 20549

Attn:	Mark P. Shuman

Re:	LogMeIn, Inc.
Registration Statement on Form S-1
Filed January 11, 2008
File No. 333-148620
Ladies and Gentlemen:
On behalf of LogMeIn, Inc. (“LogMeIn” or the “Company”), submitted herewith for filing is Amendment No. 1 (“Amendment No. 1”) to the Registration Statement referenced above (the “Registration Statement”). The Company is filing this Amendment No. 1 in response to comments contained in a letter, dated February 8, 2008 (the “Letter”), from Mark P. Shuman of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Michael K. Simon, Chairman and Chief Executive Officer of LogMeIn. The responses contained herein are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP (“WilmerHale”) by the Company. The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter. In most instances, the Company has responded to the comments in the Letter by making changes to the disclosure set forth in Amendment No. 1.
Form S-1
General
1.	We will process your filing and amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.
Response: The Company has not yet included a price range in the prospectus. The Company acknowledges that the price range will affect disclosures throughout the document and further acknowledges that once a price range is provided the Staff may have further comment.

Securities and Exchange Commission
March 7, 2008

2.	If the effective date of registration statement is delayed, update the financial statements pursuant to Rule 3-12 of Regulation S-X.
Response: The Company has revised the Registration Statement throughout in response to the Staff’s comment.
3.	We are in receipt of your revised confidential treatment application submitted on January 14, 2008. We will promptly provide comments on the confidential treatment request and related disclosure in the “Certain Relationships and Related Transactions” section of the prospectus in a separate letter. It appears the contract is with a related party, as that term in used in Item 404(a) of Regulation S-K. Please see Section II.B.2 of Staff Legal Bulletin 1A and related footnote 18.
Response The Company acknowledges receipt of the Staff’s comments regarding the Company’s confidential treatment request.
Prospectus Summary, page 1
4.	We note your use of terms such as “remote-connectivity”, “on-demand”, “premium applications”, “connectivity service”, “hosted service”, “proprietary platform” and “mediates the direct transmission of data.” Please expand your disclosure to explain the concepts you are referencing by use of such terms. Please avoid the use of industry jargon and ensure that there is sufficient descriptive information to enable investors unfamiliar with your business or industry to understand the text. See Rule 421(d) of Regulation C.
Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page one of the prospectus.
Risk Factors
Assertions by a third party that our services infringe on its intellectual property..., page 9
5.	You disclose here and elsewhere that you are reviewing a claim that your Remotely Anywhere technology may infringe on third party patents. In your response letter, please more fully summarize the claim and update us regarding the results of your evaluation. Provide us with your analysis supporting your view that more detailed information regarding this claim is not necessary or appropriate.

Securities and Exchange Commission
March 7, 2008

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 9 and 62 of the prospectus.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 31
6.	Please consider expanding the “Overview” section to provide management’s views concerning the strategy it is following in entering into the service and marketing agreement with Intel and management’s views concerning the business strategy that will be pursued with Intel and the potential effects on your future operating results. As material, discuss the potential effect of this agreement on your business operations and describe how future operations may vary from historical ones as a consequence of this relationship.
Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 9 of the prospectus. The Company advises the Staff that it is unable at the current time to ascertain any known trends or uncertainties relating to this agreement that would materially affect future operating results.
7.	We note your reference here and throughout your document to “dollar-weighted average renewal rate.” Please revise to disclose how you calculate this rate and why this measure is useful.
Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 32 of the prospectus.
Critical Accounting Policies
Stock-Based Compensation, page 34
8.	We note that your disclosures appear to attach significant meaning to the original valuations used in connection with the January, April and August 2007 option grants. You appear to argue for the accuracy of these valuations so it is unclear the amount of emphasis readers should place on these as compared to the more recent retrospective valuations. Please revise your disclosures to limit your discussion of these original valuations to be more consistent with their current function and to make it clear that you believe the subsequent valuations are now a more appropriate measure of fair value.

Securities and Exchange Commission
March 7, 2008

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 34 through 41 of the prospectus. The Company believes it is important to include disclosure of the original valuations as it allows the reader to understand the process the Company followed in establishing the exercise prices of the stock option grants at the time of grant.
9.	Consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement.
Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 36 of the prospectus. The respective intrinsic values will be completed upon inclusion of the price range in the Registration Statement.
10.	Please revise to disclose the following information related to issuances of equity instruments:
•	Discuss, in greater detail, the significant factors considered, assumptions made, and methodologies used in determining the fair value of the underlying common stock. Your disclosures should address how you determined your enterprise value as well as how you allocated the enterprise value between the preferred and common stock. In addition, discuss consideration given to alternative factors, methodologies and assumptions; and

•	Discuss, in greater detail, each significant factor contributing to the difference between the estimated IPO price and the fair value determined, either contemporaneously or retrospectively, as of the date of each grant and equity- related issuance. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.
In order to ensure that your disclosures allow readers to fully understand your valuation methods, substantially increase the amount of quantitative information throughout your presentation.

Securities and Exchange Commission
March 7, 2008

Response: The Company has revised the Registration Statement in response to the Staff’s comments. Please see pages 34 through 41 of the prospectus.
Results of Consolidated Operations
Nine Months Ended September 30, 2007 and 2006, page 42
11.	In the discussion of your results of operations, you refer to various factors that have impacted revenue without quantifying the impact of each factor. For example, on page 42, you disclose that the increase in revenue was due to an increase in the number of customers and from subscription renewals, but you give no indication as to the relative impact of each factor. Please revise your revenue discussion to provide quantification when you indicate that multiple factors contributed to a material change. See Section III.D of SEC Release No. 33-6835.
Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 42 through 44 of the prospectus.
Business
Industry Background, page 52
12.	We note that you have referenced statistics extracted from reports by IDC Research, Forrester and Strategy Analytics. Please advise whether you commissioned any of those reports. With your response letter, provide us with marked copies of the reports showing the statistics you cite from each report.
Response: The Company advises the Staff that it did not commission any of the reports by IDC Research, Forrester or Strategy Analytics referenced in the Registration Statement. The Company is supplementally providing the Staff, as Annex A to this letter, with marked copies of the reports showing the statistics cited from each report.
Properties, page 62
13.	We note your disclosure on page 55 and elsewhere of your plans to expand your sales staff in Europe and Asia. Please expand your disclosure to state whether your current properties are suitable to meet your current and future needs. See Instruction (1) to Item 102.

Securities and Exchange Commission
March 7, 2008

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 62 of the prospectus.
Executive Compensation
Compensation Discussion and Analysis
Components of Our Executive Compensation Program, page 69
14.	We note that you utilized “similarly situated companies in [y]our region” in benchmarking certain elements of your executive’s compensation. Please identify the companies used in this benchmarking process, and clarify the conclusions that were reached in comparing the company’s compensation program to those of the companies used as benchmarks. See Item 402(b)(2)(xiv) of Regulation S-K.
Response: While the Company has utilized an informal benchmarking process of reviewing industry reports and surveys and relying on the experience of the members of its board of directors to establish executive compensation, as a private company it has not utilized a formal benchmarking process. Due to this lack of formality, the Company is unable to provide a specific list of companies used in the benchmarking process or any specific discussion regarding such companies. While the Company believes its informal benchmarking process was useful in determining executive compensation and that the previous disclosure in the Registration Statement regarding such informal process is helpful to investors, it is unable to provide the level of specificity requested by the Staff and has therefore removed the reference to “similarly situated companies” in the Compensation Discussion and Analysis.
Cash Incentive Bonuses, page 71
15.	We note that you do not disclose specific quantitative, strategic, operational and financial goals used to determine the amount of awards. If you have determined not to provide that because you believe such disclosure would result in competitive harm, please provide an explanation supporting your views in that respect in your response letter. In the prospectus, provide a meaningful discussion of the difficulty of achieving the targets and the likelihood of achieving those targets. See Instruction 4 to Item 402(b) of Regulation S-K.

Securities and Exchange Commission
March 7, 2008

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 71 and 72 of the prospectus.
The Company believes that Instruction 4 to Regulation S-K Item 402(b) is applicable to the performance criteria described under “Executive Compensation” of the Registration Statement because the quantitative financial targets incorporated into the executive incentive plans are sensitive and confidential financial data, the disclosure of which would result in competitive harm to the Company. Disclosure of the annual and quarterly targets, which reflects management’s internal views on certain financial metrics, would provide competitors and other third parties with valuable insight into the Company’s past and current projections. The Company treats these internal financial performance targets as confidential, has not in the past disclosed them publicly and does not plan to do so in the future. Public disclosure of these economic metrics would provide the Company’s competitors with significant information about the Company’s past, current and future financial outlook. The Company believes that its competitors would use any discrepancies between target metrics to their advantage in sales pitches to current or potential customers of the Company by incorrectly correlating such discrepancies with evidence of the success or failure of the Company’s products to perform effectively or be accepted by the market. In addition, the Company notes that if the Company’s internal financial forecasts were made public and the Company failed to attain these forecasts for a particular fiscal period, that fact could be used against the Company by its competitors and by its investors, whose unrealistic expectations were established by relying on financial targets that represented the internal goals of management and the board of directors.
16.	We note your disclosure on page 71 regarding the February 2006 approval of bonus awards. Please clarify whether this approval was actually for the calendar year 2005 and whether Messrs. Simon and Anka received both the level one and two awards.

With respect to your disclosure regarding the calendar year 2007 bonus award levels set for Messrs. Simon, Kelliher and Anka, please clarify whether these targets were actually established in December 2007 or in December 2006, as disclosed.

Securities and Exchange Commission
March 7, 2008

Response: The Company has revised the Registration Statement in response to the Staff’s comments. Please see pages 71 and 72 of the prospectus.
Equity Incentive Awards, page 72
17.	Please disclose the companies in the compensation peer group you consider in determining the size and terms of initial option grants.
Response: As noted above, the Company has removed the reference to “similarly situated companies” in this section.
Summary Compensation Table, page 74
18.	Please disclose the cash incentive bonuses for Messrs. Simon, Kelliher and Anka that were based on targets achieved in calendar year 2007, regardless of when the bonuses are paid, in the Non-Equity Incentive Compensation column. See Instructions to Item 402(c)(2)(vii) of Regulation S-K.
Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 74 of the prospectus.
Grants of Plan-Based Awards in 2007, page 75
19.	We note the disparity in the grant date fair market value between the two equity grants of 112,500 options to Michael K. Simon on January 24, 2007. In your response letter, please confirm that the disparity is consistent with the dollar amounts of compensation recognized for financial statement purposes, or revise, as appropriate.
Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 75 of the prospectus.
Financial Statements
Notes to Consolidated Financial Statements
Note 3. Acquisition, page F-13
20.	We note your reference to a valuation performed by a third-party independent appraisal firm. Please name the independent appraisal firm and include the consent following Securities Act Rule 436(b) of Regulation C.

Securities and Exchange Commission
March 7, 2008

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page F-13 of the prospectus. The Company has filed the consent of the independent appraiser as Exhibit 23.4 to Amendment No. 1.
Note 11. Stock Option Plan, page F-19
21.	Please provide us with the following information in chronological order for stock option grants and other equity related transactions for the one year period preceding the most recent balance sheet date and through the date of your response:
•	The nature and type of stock option or other equity related transaction;
•	The date of grant/issuance;
•	Description/name of option or equity holder;
•	The reason for the grant or equity related issuance;
•	The number of options or equity instruments granted or issued;
•	The exercise price or conversion price;
•	The fair value of underlying shares of common stock;
•	Adjustments made in determining the fair value of the underlying shares of common stock, such as illiquidity discounts, minority discounts, etc.;
•	The total amount of deferred compensation or value assigned to any beneficial conversion feature reconciled to your financial statement disclosures;
•	The amount and timing of expense recognition; and
•	Indicate for each option grant or equity related transaction what valuation methodology used (market approach, etc.), whether it was contemporaneous or retrospective and whether it was performed by an unrelated specialist.
Continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.
Response: Attached as Annex B is the chronological option grant information requested by the Staff. The Company undertakes to provide such information for all equity-related transactions from the date of this letter through the effective date of the Registration Statement.
22.	Please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.
Response: The Company at this time does not have a proposed estimated initial public offering price or range. The Company initiated

Securities and Exchange Commission
March 7, 2008

discussions with potential underwriters for an initial public offering in July 2007. In September 2007, the underwriters explained to the Company that potential investors would likely determine their valuations based on multiples of the Company’s estimated future revenues. Because the Company has not finalized its estimates of future revenues and is uncertain as to the timing of the initial public offering of its common stock, the Company is unable at this time to estimate an initial public offering price or range.
Note 13. Commitments and Contingencies
Litigation, page F-22
23.	Please tell us how you determined that the litigation settlements did not include any deliverables that represented assets to the company. As part of your response, describe to us the terms, arrangements, obligations and rights associated with these settlements.
Response: The Company advises the Staff that it agreed to settle the outstanding litigation in lieu of incurring additional legal costs to continue the defense. In each case, the settlement amounts were significantly below the Company’s projected legal costs to defend the claims. The Company advises the Staff that no ongoing asset was created as a result of the settlement payments. The “licenses” obtained in connection with the settlements were acquired to fully protect the Company with respect to the allegedly infringed patents. This type of “license” arrangement is typical in alleged infringement settlements. The Company has no current or future plans to use any of the technology theoretically acquired as part of the “license” as part of its services or products. In addition, the Company did not admit to infringing any of the subject patents, nor has it acknowledged the validity of such patents. As the Company has concluded that there is no ongoing value to be ascribed to the license under the settlements, the Company believes all costs associated with the settlements should be expensed.

Securities and Exchange Commission
March 7, 2008

Part II
Undertakings, page II-3
24.	Please tell us why you include paragraphs (3) and (4) in this section, which appear to be applicable to Rule 415 offerings, that require the undertakings of Item 512(a) of Regulation S-K. See Items 512(a)(5)(ii) and 512(a)(6) of Regulation S-K.
Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page II-3 of the prospectus.
Exhibits
25.	We note that you did not file the lease agreements for your office space in Budapest, Hungary and Amsterdam, The Netherlands. Please explain, in each case, why you determined that the lease was immaterial in amount or significance. See Item 601(b)(10)(ii)(C) of Regulation S-K.
Response: The Company believes the leases in question are not required to be filed under 601(b)(10)(ii)(C) since the leases do not provide for the acquisition or sale of any property. In addition, the Company believes the leases are immaterial in amount and significance since the Budapest, Hungary and Amsterdam, The Netherlands leases were less than         .5% (combined) of the Company’s operating expenses in fiscal year 2007 and are projected to be less than 1% (combined) of the Company’s projected operating expenses in fiscal year 2008.
26.	It appears that your “offer letters” with Messrs. Simon, Anka, Kelliher and Harrison are management contracts or compensatory arrangements that have not been filed pursuant to the provisions of Item 601(b)(10)(iii)(A). Please file the offer letters as exhibits.
Response: The Company respectfully submits that the offer letters with Messrs. Simon, Anka, Kelliher and Harrison are not required to be filed pursuant to the provisions of Item 601(b)(10)(iii)(C). The Company has filed its standard form of offer letter as Exhibit 10.16 to Amendment No. 1. The Company submits that the terms set forth in this letter — duties, salary, benefits, etc. — are generally applicable to management and non-management employees. The Company previously filed the offer letter with Mr. Redding because it provides that Mr. Redding is entitled to receive six months’ severance under certain circumstances following a change in control of the Company. No other executive officer of the Company is entitled to severance from the Company. The Company further submits that there are no provisions in the offer letters with any of Messrs. Simon, Anka, Kelliher or Harrison, the disclosure of which is necessary to an investor’s understanding of the compensation of such individuals.
In addition to providing the responses set forth above, the Company advises the Staff that it has included artwork on the inside back cover of the prospectus.

Securities and Exchange Commission
March 7, 2008

If you require additional information, please telephone either the undersigned at the telephone number indicated on the first page of this letter, or Michael Penney of this firm at (617) 526-6314.
Sincerely,
/s/ Susan L. Mazur
Susan L. Mazur

cc:	Via Facsimile: (617) 526-5000

Michael Penney, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP